Triad Pro Innovators, Inc. 8275 S. Eastern Ave Las Vegas, NV, 89123 USA

Thomas Jones,

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, DC 20549

Re: Triad Pro Innovators, Inc.

Post-Qualification Amendment No.1 on Form 1-A

Filed September 24, 2021

File No. 024-11506

November 22, 2021

Dear Mr. Jones:

This letter sets forth the request of Triad Pro Innovators, Inc., (“Triad” or the “Company”) for Qualification of its Post-Qualification Amendment No.1 on Form 1-A.

Kindly be advised that Triad Pro Innovators, Inc. (the “Company”) requests that its Regulation A offering be qualified on Monday, November 22, 2021, at 3pm, eastern time. The Company has received correspondence that the State of Colorado has qualified our offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 790.3662 or John Dolkart, Jr., Esquire, of Dolkart Law, PC at (415) 707-2717. Thank you for your attention to this matter.

Yours Truly,

/s/ Murray Goldenberg
Murray Goldenberg